LINKWELL CORPORATION
1104 Jiatong Road
Jiading District
Shanghai, China  201807

telephone (86) 21-5566-6258

September 11, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Linkwell Corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Amended July 26, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 15, 2012
Form 8-K/A
Amended July 26, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Amended July 26, 2012
File No. 000-24977

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 14, 2012.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 2 to its preliminary information statement on Schedule 14C together with Amendment No. 2 to the Form 10-Q for the period ended March 31, 2012 (the “10-Q Amendment”) and Amendment No. 3 to the Current Report on Form 8-K (the “8-K Amendment”) which have been revised to reflect the Company’s responses to the staff’s comments.

Preliminary Information Statement on Schedule 14C filed May 29, 2012

General

1.           Please tell us how you will comply with your obligations under Section 14c-2(b) of the Exchange Act.

RESPONSE:  As set forth on page 6 of the preliminary information statement, as amended, the articles of amendment for the name change, when filed, will specify an effective date which will be 20 days after the definitive information statement is first mailed to the Company’s non-consenting shareholders.

2.
We note your response to prior comment three of our letter dated June 25, 2012.  Because you do not appear to have provided your shareholders a consent solicitation statement prior to soliciting their consents, please tell us how you were able to solicit consents in compliance with Regulation 14A.  Refer to Section 14a-3 of the Exchange Act.

RESPONSE:  As previously disclosed, the majority shareholder consent is expected to be executed by the Company’s executive officers and directors as well as two entities, its PRC-based law firm and its U.S.-based consulting firm, which hold voting rights over 7.0% and 8.2%, respectively, of the Company’s voting securities.  By the scope and nature of the services rendered to the Company, and their familiarity with the ongoing activities of the Company, we believe that neither of these entities require the customary protection of solicitation material given the extensive knowledge of the Company’s business and operations.

3.	As previously requested in prior comment two of our letter dated June 25, 2012, please disclose the record date. If this date has yet to be determined, please disclose this.

RESPONSE:  As requested, the record date has been included in Amendment No. 2 to the preliminary information statement on Schedule 14C; please see page 1.

Reverse Stock Split, page 3

4.
We note that you are no longer changing your name from “Linkwell Corporation” to “Sun Sage Resources.”  However, it appears that you the reverse split is still being done in connection with the recent acquisition of Metamining Nevada Inc. since it is being done to affect your ability to fund operations.  Please expand your disclosure to provide detailed information relating to the transaction, including the information required by Items 11, 13 and 14 of Schedule 14A.  Refer to Note A of Schedule 14A.

RESPONSE:  We do not believe that the reverse split was integral to consummating the acquisition of Metamining Nevada, as there is no present intention for recipients of the preferred stock to convert such securities into common stock at the this time or in the contemplated future.  The stockholders of Metamining Nevada were interested in essentially a measure of control of the Company in the short term, which did not necessitate the issuance of common stock in furtherance of that purpose.  Immediate funding can be effected without the issuance of common stock, but, obviously, the capital structure might well appear dysfunctional given the present structure.  Future acquisitions, as well as funding, none of which have been determined or finalized, would be enhanced by having a flexible capital structure, but the Company is not able to anticipate how that adjusted capitalization would be used in furtherance of its goals at this point in time.  The Company, however, would propose to satisfy the needs of investors by attaching to its Information Statement applicable periodic and current reports which seemingly provide expansive information for the benefit of any inquiring stockholders.

Form 10-K/A filed July 26, 2012

5.
It appears that you had a material error related to shares outstanding and earnings per share in your 2011 financial statements which you have corrected.  Please address the need to revise your financials, including relabeling the revised financial statements as “restated” and providing all of the disclosures required by ASC 250-10-50.  Given that you appear to have restated your financials, please ask your auditors to revise their audit report in accordance with AU Section 508.16.

RESPONSE:  We have analyzed the change made to our consolidated financial statements to correct an error to shares outstanding and earnings per share in order to evaluate whether or not the change would be material to our readers.  We have come to the conclusion, in consultation with our auditors, that the change to the financial statements as a whole is not material to our readers for the following reasons:

•           As per SAB Topic 1M, a matter is “material” if there is substantial likelihood that a reasonable person would consider it important, and

•           As per FASB Concepts Statement 2:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item.”

The changes that were made to the financial statements were to correct a reverse stock split which had not occurred and was inadvertently reflected in the initial 10-K filing. This correction did not affect our net income but merely changed the denominator used to calculate our earnings per share. Furthermore, this correction did not impact any other numbers in our financial statements.  We do not consider this to be a correction which a reasonable person would consider important nor do we believe that the magnitude of this item is such that it would have changed or influenced the judgment of a reasonable person.

In conclusion, based on our analysis as describe above, in our judgment we conclude that this correction is not considered to be a material correction of an error that should be treated as a restatement of our financials, in accordance with AU Section 508.16.

Form 10-Q for the quarter ended March 31, 2012

General

6.
We note your response to prior comment seven to our letter dated June 25, 2012; however, it appears that you have not retroactively restated the accounting acquirer’s entity for the equivalent number of shares received in the transaction.  Please advise or revise your Form 10-Q.

RESPONSE:  The amount of preferred stock the accounting acquirer received in the reverse acquisition is not material ($4,791). Our Form 10-Q for the period ended June 30, 2012 also reflects in the balance sheet the equivalent number of shares received in the transaction. Additionally, pleaase see page 1 of the 10-Q Amendment for the quarter ended March 31, 2012.

7.
Please tell us whether the 1:200 reverse split has occurred. If the split has not occurred please tell us why and what consideration you have given to the impact on the accounting for the transaction with Metamining.

RESPONSE:  The 1:200 reverse split has not occurred and, accordingly, no consideration was given to the impact on the accounting for the transaction with Metamining Nevada, other than as set forth in the proformas.  In accordance with Regulation S-X 210.11-02 (a), pro forma financial statements assume that the transaction occurred at the beginning of the periods reported. As a result, the pro forma financial statements took into consideration of the impact of the 1:200 reverse split and the dilutive effect from the conversion of convertible preferred stock issued in conjunction with the reverse acquisition.

Notes to the Consolidated Financial Statements

Note 2 – Pro-forma Financial Information – Reverse Acquisition of Metamining Nevada, page 10

8.
We note your response to prior comment 11 to our letter dated June 25, 2012.  Please provide us your specific calculations for income tax expense and net income attributable to non-controlling interests.

RESPONSE:  The summary below provides the detailed calculation of income tax expense and net income attributable to non-controlling interests.

Income tax expense:

The Company’s income tax expense for the quarter ended March 31, 2012 was solely comprised of income tax expense from its Likang disinfectant subsidiary in China, which reported positive income before income tax whereas the other subsidiaries and the corporate did not report income tax due to historical NOL or current operating loss. Likang disinfectant income tax expense for the quarter ended March 31, 2012 was calculated as follows:

Income before income tax: $450,460
Effective tax rate: 15%
Income tax expense: $67,569

Net income attributable to non-controlling interests:

Non-controlling interest consists of 10% interest of Linkwell Tech not owned by the Company. Linkwell Tech owns 100% of Likang Disinfectant and Likang Biological subsidiaries. Net income attributable to non-controlling interest for the quarter ended March 31, 2012 was calculated as follows:

Net loss from Linkwell Tech (holding company): ($414)
Net income from Likang Disinfectant: $245,769
Net income from Likang Biological: $35,995

Consolidated net income from Linkwell Tech (sum of above): $281,350

Net income attributable to non-controlling interest (10%): $28,135

Note 6 – Intangible Assets, page 17

9.
Your response to prior comment 12 indicates that you believe your intangible assets continue to be realizable due to the contribution to the Company’s disinfectant business and your response to prior comment 20 indicates that you are currently evaluating whether to continue with the historical business.  With a view towards future disclosure, please tell us how the uncertainty regarding the future of the historical business was considered in assessing the value of these assets.

RESPONSE:  As set forth later in response to comment 14 below, after consideration the Company has determined to continue its disinfectant business for the foreseeable future.  Accordingly, the Company continues to believe that the intangible assets have realizable value because these assets continue to contribute to the Company’s business.

Note 8 – Other Receivables, page 18

10.
We have reviewed your response to our prior comment 13 to our letter dated June 25, 2012.  We note that you plan to deduct your advances to Wuhai Likang from accounts payable amounts.  Please tell us if Wuhai Likang has agreed to such an arrangement.  In addition, please tell us if there has been any discussion with Wuhai Likang regarding repayment of your advances in a manner that will not require you to purchase raw materials.  Finally, please tell us what consideration you have given to the uncertainty of the future of your historical business in determining that your advances to Wuhai Likang are collectible.

RESPONSE:  Please be advised that Wuhai Likang has orally agreed to the deduction of advances to it from accounts payable amounts.  During the Company’s discussions with Wuhai Likang on repayment of the Company’s advance to Wuhai Likang, Wuhai Likang agreed to repay such advances in the coming three to four years without any conditions related to the business relationship between the parties, including, but not limited to, that the Company purchase raw materials in the future from Wuhai Likang. As set forth later in response to comment 14 below, as the Company has determined to continue its disinfectant business for the foreseeable future and expects a steady supply of raw materials from Wuhai Likang, it believes these amounts are collectible.

Note 13 – Shareholders’ Equity, page 20

11.
Please revise your filing to include a statement of shareholders’ equity for the period from the latest fiscal year end to the interim balance sheet.  This can be done either as a separate financial statement or in a footnote to your financial statements.  Please refer to ASC 505-10-50-2 for guidance.

RESPONSE:  As set forth in its response to prior comment 17 in its July 25, 2012 correspondence to the staff, the Company does not believe that a stockholders’ equity statement is required as part of the interim financial statements in Form 10-Q in accordance with both paragraph (c) of Rule 10-01 of Regulation S-X and paragraph (a) of Rule 8-03 of Regulation S-X, which applies to the Company as a smaller reporting company. In accordance with ASC 505-10-50-2, disclosure for changes in the separate accounts comprising shareholders’ equity during at least the most recent annual fiscal period and any subsequent interim period presented may take the form of separate statements or may be made in the basic financial statements or notes thereto. The Company is in full compliance to this requirement as all required information has been disclosed in Note 13 – Stockholders’ Equity to the consolidated financial statements, as permitted under the guidance of ASC 505-10-50-2.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

12.
Please ensure that you provide a discussion similar to your response to prior comments 19 through 21 to our letter dated June 25, 2012 in future periodic filings.  Additionally, please ensure that you also provide a comparative analysis of the results of operations and liquidity of the disinfectant business in future periodic filings.

RESPONSE:  The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 contained both the foregoing noted discussions and comparative analysis. The Company will continue to include the information in future periodic filings.

13.
We note your response to our prior comment 19 to our letter dated June 25, 2012.  Given that the operating status of the historical disinfectant business was much more advanced that the mining and trading business of Metamining Nevada, as well as the fact that these two business activities are substantially dissimilar, please further explain the underlying drivers that led management of the Company’s historical operations to enter into the transaction with Metamining Nevada.  In this regard, please also further explain the underlying reasons that led historic management relinquishing control and principal ownership to Metamining.

RESPONSE:  While the Company’s historic operations have been profitable, the Company has been unable to generate any market interest in its stock solely based upon its disinfectant business within China. Furthermore, a major portion of our disinfectant sales revenues is generated through related party sales which the Company believes has inhibited its favorable reception by investors. The Company’s historic management believes there may be more growth potential for the Company with a business in which its operations are based in the U.S.  The historic management is also cognizant of the concerns of many U.S. investors regarding the integrity of primarily PRC-based companies and believes the Company may be better received with operations not solely based in the PRC. Therefore, the Company’s diversification strategy for future growth and to maximize its market potential in the U.S. and international markets involves its commitment to mineral exploration and trading emanating in the U.S. which management believes has greater potential in terms of higher revenues and profitability for its shareholders over the long term. Management believes that there is a greater demand for iron ore minerals in the international market than there is in the Company’s disinfectant business which resides exclusively in the Chinese market and is concentrated in related parties' transactions. Additionally, the Company’s management believes that acceptance of the Company by U.S. investors would be significantly improved in the stock market and in its growth potential within a new international business if the Company is controlled by a U.S. based company, namely Metamining.

14.
We note your response to our prior comment 20 to our letter dated June 25, 2012. Please provide us with a specific and comprehensive discussion of the nature of your consideration as to whether to continue historical Company business.  Please tell us when you expect a decision to be made.

RESPONSE:  Management of the Company has determined to continue to operate the disinfectant business for the foreseeable future after consideration of the financial results of its disinfectant business in fiscal 2012 to date as well as the challenges to be overcome before it can begin generating revenues from the mining and trading business represented by Metamining Nevada. As set forth in response to other comments herein, while management recognizes that many investors have a bias against PRC-based companies, due, in part, to the recent accounting scandals surrounding Chinese companies, and management wishes to diversify the Company’s operations to include a U.S.-based business, it does not expect to begin producing any significant revenues in the mining and trading business in the near future.  The Company will need to raise significant capital to satisfy the terms of the agreements for the purchase of the mining and property rights and begin mining operations.  As there are no assurances that it will be successful in either venture, or that the mining operations will generate any significant revenues, management has determined that it is in the best interests of the Company’s shareholders to continue its disinfectant operations as they are presently conducted.

Liquidity and Capital Resources, page 22

15.
We have reviewed your response to our prior comment 10 to our letter dated June 25, 2012.  Please tell us your current collection status for accounts receivable over 365 days and clarify how you have considered these amounts in your bad debt allowance.

RESPONSE:  As of August 31, 2012, the Company reported accounts receivable balances over 365 days as follows:

Accounts receivable – related parties: $734,518
Accounts receivable – third parties: $1,563,201

During the period between March 31, 2012 and August 31, 2012, the Company collected $799,283 of accounts receivable – related parties and $179,218 of accounts receivable – third parties, both of which were over 365 days.

The Company does not give specific consideration to the accounts receivable over 365 days in its bad debt allowance based on the business operational practice in the Chinese market and its historical collection experience. The Company’s customers are primarily comprised of provincial or municipal hospitals, public school clinics, and specialty clinics, most of which are state owned or sponsored non-profit organizations with strong credibility. The Company has never experienced any bad debt loss due to bankruptcy of its customers. The relatively older accounts receivable aging was normal in the disinfectant business in the Chinese market. The Company’s customers may not pay the purchase price timely but they eventually pay off the account balances due as soon as they receive funding from government and others.

Engineering Comments

16.
We note your response to comments 27 and 31 of our letter dated June 25, 2012 in which you submitted your geologic reports and stated your view that Metamining is a development stage company with mineral reserves.  Our review of your reports indicate that they consist of historic resource estimates which utilize an incorrect nomenclature or terminology supported by unknown and/or unavailable survey, drillhole, and/or assay information which fails to substantiate your quantities (tonnage) and quality (grade) estimates.  As received these reports fail to establish proven and/or probably reserves and without a Final Feasibility or Bankable Feasibility Study are insufficient to establish proven and/or probably reserves.  Please remove all references to your company as being in the development stage by removing the term develop, development and/or production throughout your document.  In addition, please remove all disclosure related to reserves and/or resources from your filing.

RESPONSE:  The 10-Q Amendment, and the 8-K Amendment have all been revised to remove references to the specified terms and all disclosure related to reserves and/or resources from these filings.  Please see pages ii, 5, 9 and 19 in the 10-Q Amendment, and pages 6 and 13 in the 8-K Amendment.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Xuelian Bian
Xuelian Bian, Chief Executive Officer